FSD Pharma Announces Decision to Surrender Health Canada Licenses for Subsidiary FV Pharma Inc.

- FV Pharma to shut down operations within 30 days -

TORONTO (July 30, 2020) - FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE.CN) (FRA: 0K9A) ("FSD Pharma" or the "Company") today announced that it has notified Health Canada of the Company's decision to forfeit the licenses of its wholly-owned subsidiary, FV Pharma, Inc. ("FV Pharma") and suspend all activities by FV Pharma within 30 days of the notification date. FSD Pharma has begun the process of liquidating all FV Pharma assets, including the sale of the Company's cannabis production facility in Cobourg, Ontario.

"It is now clear to us that our shareholder value is best served in closing down our medicinal grade cannabis operation in Cobourg, Ontario and reinforcing steps to advance pharmaceutical R&D efforts on our lead compound FSD201 (ultra-micronized PEA) and continue to explore the acquisition of other compelling compounds to expand our drug development pipeline," said Raza Bokhari, MD, Executive Co-Chairman & CEO.

"Our pharmaceutical R&D team led by Dr. Edward Brennan is actively working to submit an Investigational New Drug Application (IND) to the FDA for the use of FSD201 (ultra-micronized PEA) to treat hospitalized COVID-19 patients by down-regulating the over-expressed pro-inflammatory cytokine immune response to SARS-CoV-2 virus infection. We are hopeful to initiate the phase 2 clinical trial before the end of this year and remain cautiously optimistic that our study may improve treatment outcome for COVID-19 patients."

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time.

About FSD Pharma

FSD Pharma Inc. is a publicly-traded holding company, since May 2018.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound FSD201, by down-regulating the cytokines to effectuate an anti-inflammatory response.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any FDA approvals, the costs associated with such planned trials, FSD Pharma's ability to obtain required funding and the terms and timing thereof, and the development of any applications of FSD-201, by down-regulating the cytokines to effectuate an anti-inflammatory response, receipt of applicable Health Canada approvals and the associated timing, and the terms and timing of any potential sale of the Company's Cobourg facility and adjacent real estate.

The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Certain of these risks and uncertainties are described in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

Sandy Huard, Head of Communications, FSD Pharma, Inc.
sandy@fsdpharma.com
(647) 864-7969

Zeeshan Saeed, President, FSD Pharma, Inc.
zeeshan@fsdpharma.com

Investor Relations
IR@fsdpharma.com